U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File No.: 001-04192

Scully Royalty Ltd.

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SCULLY ROYALTY LTD.

Report of Voting Results

This report describes the matters voted upon and the outcome of such votes at the annual general meeting of Scully Royalty Ltd. (the "Company") held on December 11, 2020 in Hong Kong SAR, China.

1.	Election of Directors

Each of the six management nominees, being Michael J. Smith, Indrajit Chatterjee, Jochen Dümler, Friedrich Hondl, Silke S. Stenger and Dr. Shuming Zhao, was elected by the shareholders.

2.	Ratification of Appointment of Auditor

The appointment of BDO LLP as the Company's auditor for the fiscal year ended December 31, 2020 was ratified and the Company's board of directors was authorized to fix the remuneration to be paid to the auditor.

DATED this 11th day of December, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date: December 11, 2020